JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 12, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 –

      Post-Effective Amendment No. 189

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on December 29, 2011 with respect to the JPMorgan SmartRetirement® 2055 Fund (the “Fund”). Our responses to your comments are set forth below. Please note that all page references in the Global Comments – All Prospectuses heading below are to the Fund’s A/C/Select prospectus. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on January 28, 2012 pursuant to the Rule.

PROSPECTUS COMMENTS

Class A, C and Select Prospectus

1.	Comment: Please delete the parenthetical (“under $1,000,000”) from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee table, potential investors may not understand that certain purchases of Class A Shares are subject to a contingent deferred sales charge (“CDSC”). We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1,000,000)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a CDSC and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we respectfully decline to delete the “under $1,000,000” parenthetical.

Global Comments – All Prospectuses

2.	Comment: Please confirm that the contractual fee waiver referred to in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

3.	Comment: Please explain why derivatives and direct investments are not included in the Fund’s glide path or the allocation table directly following the glide path on page 2 of the prospectus or in the allocation table on page 7 of the prospectus. Alternatively, please include a category (or categories) for derivatives and direct investments in the glide path and allocation tables.

Response: We do not believe that it is appropriate to reflect the use of derivatives or direct investments in the glide path. The glide path and allocation tables are designed to reflect the Fund’s long term strategic target allocations which are implemented using underlying J.P. Morgan Funds – not derivatives and direct investments.

As stated in the prospectus, the Fund is a “‘fund of funds’ that invests in other J.P. Morgan Funds (underlying funds) … and is designed to provide exposure to a variety of asset classes through investments in underlying funds.” The Fund’s glide path and asset allocation tables reflect this by showing the Fund’s strategic target allocations or, in other words, the investment adviser’s view of how the Fund’s investments should be allocated among the various asset classes and types of underlying funds over the long term. Unlike the strategic target allocations depicted in the glide path and allocation tables, derivatives and direct investments are used for short to intermediate term purposes. For example, derivatives and direct investments may be used as a way to overweight or underweight a particular strategic target allocation (such as by taking advantage of short term investment opportunities) or as a way to manage cash pending investment in underlying funds. Given that direct investments and derivatives are tactical, shorter term strategies, the glide path and allocation tables which are used to show the long term strategies of the Fund do not and should not include derivatives or direct investments.

4.	Comment: Please revise the derivatives disclosure contained in the prospectus to be specific to the types of derivatives the Fund may use as required by the guidance in the Derivatives Letter dated July 30, 2010 from Barry Miller to Karrie McMillan.

Response: As currently disclosed in the “What are the Fund’s main investment strategies” section, the Fund may use “futures contracts to gain exposure to, or to overweight or underweight its investments among, various sectors or markets … [and] may also use exchange traded futures for cash management and to gain exposure to equities pending investment in underlying funds.” The Fund believes that this disclosure appropriately identifies the main derivatives that the Fund may use and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

5.	Comment: The prospectus states that the Fund is permitted to use options and swaps and that under certain market conditions the use of derivatives could be significant. Please explain to us for what purpose the Fund will use options and swaps and under what market conditions the use of derivatives could be significant. In addition, please confirm whether options and swaps are a main investment strategy and if so, please include disclosure in the “What are the Fund’s main investment strategies” section regarding the Fund’s use of swaps and options.

Response: The use of options and swaps is not currently a main investment strategy of the Fund. The Fund may make use of options and/or swaps for a variety of reasons, such as to effectively gain targeted equity exposure from its cash positions, to hedge various investments, for risk management or to increase the Fund’s gain. For example, the Fund could decide to use an interest rate swap to help protect its portfolio from interest rate risk. However, there are no specifically identified market conditions in which the adviser is required to use these instruments and any use of these instruments (and the purpose for which they are used) will be subject to the adviser’s discretion and the adviser may choose to use them for a different purpose or choose not to use them at all. To the extent options and swaps become a main investment strategy, the Fund will revise the disclosure as it deems appropriate.

In addition, the use of derivatives may become significant should the adviser’s views require significant overweights or underweights to various markets or sectors. Any such significant overweights or underweights are expected to be within the ranges currently allowed by the Fund’s prospectus with respect to the amount the Fund may deviate from its strategic target allocations.1 To the extent the Fund’s use of derivatives deviates significantly from its current usage, the Fund will revise the disclosure as it deems appropriate.

6.	Comment: Please enhance the disclosure relating to exchange-traded notes (“ETNs”). In particular, please include disclosure stating that such investments are synthetic and investors in an ETN do not have access to the underlying index components. If ETNs are a main investment risk, please include a risk factor under the “The Fund’s Main Investment Risks” section.

Response: ETNs are not currently a main risk of the Fund. The Fund will modify the existing risk factor on ETNs in the “More About the Fund” section as requested.

[1]

The text following the Fund’s glide path currently states that the Fund may “use tactical allocations to take advantage of short to intermediate term opportunities through a combination of positions in underlying funds and direct investments, including derivatives. As a result of tactical allocations, the Fund may deviate from the strategic target allocations at any given time by up to +/- 15% for equity and fixed income, +/- 5% for commodities and global natural resources and +/- 20% for money market/cash and cash equivalents.”

7.	Comment: Please designate which risks are principal risks and which risks are additional risks in the “More About the Fund – Investment Risks” section.

Response: Due to the nature of the Fund’s changing glide path and its ability to make tactical allocations, the Fund’s risk profile will change over time. Rather than indicating which risks may be principal at a particular point on the glide path, we believe that the More About the Fund’s section should expand upon what is disclosed earlier in the prospectus and disclose to investors the varying nature of the principal risks of the Fund. In this respect, the introductory paragraph prior to the list of risk factors in the “More About the Fund – Investment Risks” section will be revised as follows:

The Fund invests in a variety of other J.P. Morgan Funds. The J.P. Morgan Funds in which the Fund may invest are referred to in this prospectus as the “underlying funds.” The main risks associated with investing in the Fund are summarized in the “Risk/Return Summary” at the front of this prospectus. More detailed descriptions of the ~~main~~ risks ~~and additional risks of the Fund and the risks~~ associated with the underlying funds are described below. The degree to which these risks apply to the Fund will vary according to its point along the glide path and its use of tactical allocations and each may be considered a main risk of the Fund over the course of time.

In connection with your review of the Post-Effective Amendments No. 189 filed by the Trust on November 14, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary